Filed by Eli Lilly and Company
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Applied Molecular Evolution, Inc.
(Commission File No.: 000-31101)

On January 12, 2004, Applied Molecular Evolution, Inc. issued the following press release.

FOR IMMEDIATE RELEASE

AME ANNOUNCES EARLY TERMINATION OF HART-SCOTT-RODINO WAITING
PERIOD FOR PROPOSED MERGER WITH LILLY

     SAN DIEGO, CA – January 12, 2004 – Applied Molecular Evolution, Inc. (Nasdaq:AMEV) today announced that the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act relating to the proposed merger with Eli Lilly and Company, whereby AME will become a wholly owned subsidiary of Lilly. The proposed merger remains subject to other customary closing conditions, including the approval of AME’s stockholders. The special meeting of AME stockholders to vote on the proposed merger currently is scheduled to be held on Wednesday, February 11, 2004.

About AME

Applied Molecular Evolution, Inc. (AME) is a leader in applying directed molecular evolution to improve healthcare by optimizing and developing human biotherapeutics. Directed molecular evolution is a process for optimizing genes and proteins for specific commercial purposes. Since its inception, AME’s principal focus has been on applying its proprietary AMEsystem™ technology platform to human biotherapeutics, the largest market for directed molecular evolution. Biotherapeutics, or biopharmaceuticals, are protein pharmaceuticals such as antibodies, cytokines, hormones and enzymes. AME uses its proprietary technology to develop improved versions of currently marketed, FDA-approved biopharmaceuticals as well as novel human biotherapeutics. For more information, please visit www.AME.biz.

About Lilly

Lilly, a leading innovation-driven corporation, is developing a growing portfolio of first-in-class and best-in-class pharmaceutical products by applying the latest research from its own worldwide laboratories and from collaborations with eminent scientific organizations. Headquartered in Indianapolis, Indiana, Lilly provides answers — through medicines and information — for some of the world’s most urgent medical needs. Additional information about Lilly is available at www.lilly.com.

Forward Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including if the acquisition will be approved by AME’s stockholders, whether AME will successfully complete the transaction and those matters set forth, or incorporated by reference, in the section captioned “Risk Factors” in Lilly’s Registration Statement on Form S-4/A filed with the Securities and Exchange Commission on January 8, 2004. These forward-looking statements represent AME’s judgment as of the date of this press release. AME disclaims any intent or obligation to update these forward-looking statements.

Additional Information About the Merger and Where to Find It

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Lilly shares, and is not a solicitation of a proxy. In connection with the proposed transaction, Eli Lilly and Company and Applied Molecular Evolution, Inc. filed a definitive proxy statement/prospectus with the Securities Exchange Commission on January 8, 2004, as part of a Registration Statement on Form S-4. Investors and security holders are advised to read the proxy statement/prospectus and registration statement because important information will be contained therein. The definitive proxy statement/prospectus has been sent to stockholders of AME in connection with the solicitation of their approval of the proposed merger of AME with a subsidiary of Lilly. You may obtain a free copy of the Registration Statement on Form S-4 and other documents filed by the companies with the Commission at the Commission’s website http://www.sec.gov. Once filed, the definitive Registration Statement also will be available from Lilly by contacting Eli Lilly and Company, Lilly Corporate Center, Indianapolis, Indiana 46285, Attention: Shareholder Services (317) 276-6993 and from AME by contacting Applied Molecular Evolution, Inc., 3520 Dunhill Street, San Diego, California 92121, Attention: Investor Relations (858) 597-4990.

Eli Lilly and Company and Applied Molecular Evolution, Inc., and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of AME, in connection with the merger. Information about the directors and executive officers of AME, and their interests in the merger, including their ownership of AME, is set forth in the proxy statement for AME’s 2003 annual meeting of stockholders. Information about the directors and executive officers of Lilly and their interests in the merger, including their ownership of Lilly stock, is set forth in the proxy statement for Lilly’s 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants in the merger by reading the definitive proxy statement/prospectus relating to the merger.

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